

March 28, 2011

Via Facsimile (212) 701-5340 and U.S. Mail

George R. Bason
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017

>   Re: **Wimm-Bill-Dann Foods OJSC**
>   **Schedule TO-T filed on March 10, 2011 by PepsiCo, Inc. and Pepsi-**
>   **Cola (Bermuda) Limited**
>   **SEC File No. 5-78488**

Dear Mr. Bason:

The staff in the Office of Mergers and Acquisitions in the Division of Corporation
Finance has reviewed the filing listed above. Our comments follow. All defined terms
used in this letter have the same meaning as in the U.S. Offer to Purchase filed as Exhibit
(a)(1) to the Schedule TO-T listed above.

Please understand that the purpose of our review process is to assist you in your
compliance with applicable disclosure requirements and to enhance the overall disclosure
in your filings. We look forward to working with you in these respects. We welcome
any questions you may have about our comments or on any other aspect of our review.
Feel free to contact me at the phone number listed at the end of this letter with any
questions about these comments or your filing generally.

Schedule TO-T – Exhibit (a)(1) Offer to Purchase

1. Persons who hold Shares in direct share form, including those resident in the
    United States, must tender into the Russian Offer in order to participate in this
    transaction. Therefore, file an English translation of the offer materials being
    used in the Russian Offer.

General

2. Throughout the Offer to Purchase, where appropriate, prominently and clearly disclose that Russian law prohibits you from making the U.S. Offer open to those who hold Shares in direct share form, including U.S. persons. For example, where you state that this Offer is open only to holders of ADSs and where you disclose that the Russian offer cannot include ADSs, this explanatory note should be included.

Summary Term Sheet - Background, page 1

3. We note your statement that the distribution of the U.S. Offer to Purchase may be restricted by law in some jurisdictions. We understand that the U.S. Offer to Purchase will not be used in Russia, and will not be used for those persons who hold in direct share form but rather, is directed to holders of ADSs, as required by Russian law; however, we are concerned that holders of Shares, whether in direct share form or through ADSs, be excluded from the Offer, which as you know is subject to the all-holders requirements of Rule 14d-10(a)(1). Please revise or advise.

What are the principal differences between the U.S. Offer and the Russian Offer?, page 4

4. Note the primary differences between U.S. and Russian law applicable to each Offer and those who tender into them.

Do you have the financial resources to make payment?, page 5

5. In your response letter, explain why Wimm-Bill-Dann Finance Cyprus Ltd and Wimm-Bill-Dann Finance Co. Ltd. are not bidders in this Offer, since they have entered into loan agreements with a named bidder to finance a portion of the Offer and hedge the bidders' foreign exchange rate risk. We may have additional comments.

Possible Effects of the Offers on the Market for ADSs, page 23

6. Explain whether the buy-out right will be subject to U.S. tender offer rules.

7. For both the potential buy-out and squeeze out after these Offers, disclose whether remaining holders of Shares will receive Russian rubles or U.S. dollars in each.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed voting decision. Since the filing persons are in possession of all facts relating to the relevant disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

- it is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please amend your filing in response to these comments. You may wish to provide us with black-lined copies of the revised filing to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information or analysis. Please file such letter on EDGAR. Detailed cover letters greatly facilitate our review.

Please understand that we may have additional comments after reviewing your amended filing and responses to our comments. If you have any questions, please do not hesitate to contact me at (202) 551-3263.

Regards,

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions